EXHIBIT 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Teck Resources Limited
Suite 3300
550 Burrard Street
Vancouver, BC
V6C 0B3
2.	Date of Material Changes
June 23, 2020 and June 30, 2020
3.	News Release
News releases with respect to the material changes described herein were issued by Teck Resources Limited (“Teck”) on June 23, 2020 and June 30, 2020 through the facilities of Globenewswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).
4.	Summary of Material Changes
On June 23, 2020, Teck announced: (a) that it had commenced an offer to purchase for cash any and all of the US$538,695,000 aggregate principal amount outstanding of its: (i) 4.500% notes due 2021; (ii) 4.75% notes due 2022; and (iii) 3.750% notes due 2023 (each of the offers to purchase in (i), (ii) and (iii), an “Offer” and collectively, the “Tender Offers”); and (b) that it had priced an offering (the “2030 Notes Offering”) of US$550,000,000 principal amount 3.900% senior unsecured notes due 2030 (the “2030 Notes”).
On June 30, 2020, Teck announced the results of the Tender Offers and that it had closed the 2030 Notes Offering.
5.	Full Description of Material Changes
Tender Offers
On June 23, 2020, Teck announced that it had commenced the Tender Offers for any and all of the US$538,695,000 aggregate principal amount outstanding of its (i) 4.500% notes due 2021 (the “2021 Notes”); (ii) 4.75% notes due 2022; and (iii) 3.750% notes due 2023 (each, a “series of Notes” and collectively, the “Notes”).

The terms and conditions of the Tender Offers were described in the Offer to Purchase, dated June 23, 2020 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery attached to the Offer to Purchase (the “Notice of Guaranteed Delivery”), as well as the June 23, 2020 press release referenced above. The Offer to Purchase and the Notice of Guaranteed Delivery are referred to herein collectively as the “Offer Documents”.
The following table sets forth the Notes that were subject to the Tender Offers and certain other terms of the Tender Offers:
Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Tender Offer Consideration (US$)*
4.500% Notes due 2021	878742AT2	$116,896,000	$1,022.08

4.75% Notes due 2022	878742AV7	$201,856,000	$1,040.00

3.750% Notes due 2023	878742AY1	$219,943,000	$1,033.75

*Per US$1,000 principal amount of Notes. Plus accrued and unpaid interest to, but not including, the Payment Date.
The Tender Offers expired at 5:00 p.m., New York City time, on June 29, 2020 (the “Expiration Time”).
On June 30, 2020, Teck announced that it had been advised that the following aggregate principal amounts of the Notes were validly tendered and not validly withdrawn as of the Expiration Time:
●	US$103,995,000 aggregate principal amount of the 2021 Notes, representing 88.96% of the 2021 Notes;
●	US$52,219,000 aggregate principal amount of the 2022 Notes, representing 25.87% of the 2022 Notes; and
●	US$98,905,000 aggregate principal amount of the 2023 Notes, representing 44.97% of the 2023 Notes.

Teck accepted for payment all Notes validly tendered and not validly withdrawn prior to the Expiration Time.  In accordance with the terms of the Offer Documents, Teck paid all holders whose Notes were accepted for purchase in the Tender Offers the relevant Tender Offer Consideration as set forth in the Offer Documents on June 30, 2020 (the “Payment Date”).  In addition, holders whose Notes were accepted for purchase in the Tender Offers received accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date. No Notes were delivered under the guaranteed delivery procedures set forth in the Offer Documents.  The Notes purchased pursuant to the Tender Offers were cancelled.
Teck also announced in its June 30, 2020 press release that it has issued a notice of redemption to redeem, on July 30, 2020, all of the 2021 Notes not purchased in the Tender Offers.
2030 Notes Offering
On June 23, 2020 Teck announced it had priced the 2030 Notes Offering.
The 2030 Notes were offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended.
The 2030 Notes Offering closed on June 30, 2020. The net proceeds from the 2030 Notes Offering were approximately US$542.2 million after the initial purchasers’ fees and estimated offering expenses, of which approximately US$255.1 million was used to purchase the Notes as more particularly set out above.  The balance of the net proceeds from the 2030 Notes Offering will be applied to reduce amounts outstanding on Teck’s US$4 billion revolving credit facility.
6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Confidentiality is not requested.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information contact Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis, Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4621.
9.	Date of Report
July 2, 2020.